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                             FORM 5

[ ]  Check box if no longer subject to Section 16
     Form 4 or Form 5 obligations may continue.  See
     Instruction 1(b).
[ ]  Form 3 Holdings Reported
[ ]  Form 4 Transactions Reported

             U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

     ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
 1934, Section 17(a) of the Public Utility Holding Company Act of
   1935 or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person

            MADDOCKS    MARK          E.
            (Last)     (First)     (Middle)

     11 Ginger Road,        Allentown,     NJ        08501
             (Street)          (City)   (State)      (Zip)

2.   Issuer Name and Ticker or Trading Symbol

            Dataram Corporation - DTM (AMEX)

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

          Not furnished

4.   Statement for Month/Year

         Fiscal Year Ended April 30, 1997

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ] Director                   [ ] 10% Owner
     [X] Officer (give title below) [ ] Other (Specify below)

     Vice President and Chief Financial Officer
     _____________________________________
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
     Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



                                                                    5. Amount
                                                4. Securities       of Securi-
                                                Acquired (A) or     ties Bene-  6. Owner-
                                                Disposed of (D)     ficially    ship Form:  7. Nature of
                                                (Instr. 3, 4 & 5)   Owned at    Direct(D)   Indirect
                      2. Trans-     3. Trans-  ___________________  End of      or Indirect Beneficial
1. Title of           Transaction    action            (A) or       Issuer's    (I)         Ownership
Security                 Date        Code      Amount  (D)   Price  Fiscal Year (Instr. 4)  (Instr. 4)
(Instr. 3)            (Mo./day/yr.)  (Instr. 8)                    (Instr. 3&4)
_________________     ___________    ________  ______ _____  _____  ________   ___________  _________



Common Stock,                                                        9,601        I        By Company s
$1.00 Par Value                                                                            401(k) Plan

Common Stock,                                                        2,000        I        By Wife s
$1.00 Par Value                                                                            IRA







/TABLE
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
              Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                      (e.g., puts, calls, warrants, options, convertible securities)
                                                                                               9.
                                                                                               Number
                                               5. Number                7. Title               of
                                               of Deriv-   6. Date      and Amount             Deriv-  10. Own-
                                               ative Sec-  Exercisable  of Under-              ative   ership
                                               urities     & Expiration lying Sec-             Secur-  Form of    11.
                                               Acquired    Date         urities (In-           ities   Deriva-    Nature
                                    4. Trans-  (A) or      (Mo./day/yr.)str. 3 & 4)   8.       Benefi- tive Sec-  of In-
              2. Conver-            action     Disposed   _____________ _____________ Price    cially  urity:     direct
              sion or    3. Trans-  Code       of (D)                          Amount of       Owned   Direct(D)  Bene-
1. Title of   Exercise   action     (Instr. 8) (Instr. 3,                      or     Deriv-   at End  or In-     ficial
Derivative    Price of   Date)                 4 and 5)   Date    Expir-       Number ative    of      direct(I)  Owner-
Security      Derivative (Month/    ____________________  Exer-   ation        of     Security Year    (Instr. )  ship
(Instr. 3)    Security   day/yr.)   Code  V    (A)   (D)  cisable Date  Title  Shares (Instr.  (Instr.  4)       (Instr.
                                                                                       5)        4)               4)
____________  _________  ________   ____  _  ______ ____  _______ _____ _____  ______ ________ _______ _________ _______


Options       6 15/16    9/10/96    A(1)     25,000          -    9/06  Common  25,000 (1)     25,000    D
                                                                        Stock

              5 1/8      6/16/95                                  6/05  Common         (1)     40,000    D
                                                                        Stock

              7 1/8      9/11/92                                  9/02  Common         (1)     10,000    D
                                                                        Stock
Explanation of Responses:

(1)  Incentive Stock Options granted to Reporting Person pursuant to the Registrant's Incentive Stock Option Plan.
     Twenty percent become first exercisable on each anniversary of the grant date commencing on the first anniversary.

                          MARK E. MADDOCKS               July 8, 1996
                          __________________________    __________________
                          Mark E. Maddocks
                          **Signature of Reporting           Date
                            Person

** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).